Exhibit 8.1

List of subsidiaries of Plastec Technologies, Ltd. as of April 28, 2025

			Percentage
			of equity
			interest
		Place	attributable
	Date	of incorporation/registration	to the	Principal
Name	of incorporation/establishment	and operation	Company	activities
Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Dormant

Viewmount Developments Limited 景峰發展有限公司	November 12, 2013	BVI	100%	Investment holding